SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                             FORM 10-C

          REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                   INTERDEALER QUOTATION SYSTEM

       Filed pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder


              REPUBLIC SECURITY FINANCIAL CORPORATION
              _______________________________________
       (Exact name of registrant as specified in its charter)

      4400 Congress Avenue, West Palm Beach, Florida, 33407
      ______________________________________________________
        (Address of principal executive offices)(Zip Code)

                          (407) 840-1200
                          _______________
         (Registrant's telephone number, including area code)

             I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase of decrease) of 5% or more
                in the number of shares outstanding

1.      Title of Security                   COMMON STOCK, $.01 PAR VALUE
                                            ____________________________

2.      Number of shares outstanding
         before the change:                         4,413,563
                                            ____________________________
3.      Number of shares outstanding
         after the change:                          6,213,563
                                            ____________________________

4.      Effective date of change:                 NOVEMBER 10, 1995
                                            ____________________________


5.      Method of Change:                   ____________________________

        (a) Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

                Public offering of newly issued shares
                ________________________________________________________

        (b)     Give brief description of transaction:

                Underwritten public offering
                ________________________________________________________

                           II. CHANGE IN NAME OF ISSUER

1.      Name prior to change:                              _____________
2.      Name after change:                                 _____________
3.      Effective date of charter amendment changing name: _____________
4.      Date of shareholder approval of change, if required:____________

              REPUBLIC SECURITY FINANCIAL CORPORATION


                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                    Republic Security Financial Corporation
                                 (Registrant)




Date: NOVEMBER 10, 1995                    /S/ RICHARD J. HASKINS
      _________________                    ______________________
                                           Richard J. Haskins
                                           Executive President
                                           Chief Financial Officer